SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 4)

STRATFORD AMERICAN CORPORATION
(Name of Issuer)

STRATFORD AMERICAN CORPORATION
JDMD INVESTMENTS, L.L.C.
STRATFORD HOLDINGS INVESTMENT, L.L.C.
STRATFORD ACQUISITION, L.L.C.
KBKM REAL ESTATE, LLC
GERALD J. COLANGELO
DCE INVESTMENTS, LLC
DAVID H. EATON
MEL L. SHULTZ AND BETH JANE SHULTZ REVOCABLE TRUST
MEL L. SHULTZ
DALE M. JENSEN
(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

86279E 10 2
(CUSIP Numbers of Classes of Securities)

Mel L. Shultz
Manager, JDMD Investments, L.L.C.
2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270
Phoenix, Arizona 85016
(602) 224-2312
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6252

and

Karen McConnell, Esq.
Fennemore Craig, P.C.
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913
(602) 916-5307

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are  preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☒

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)

$7,011,726.30	$750.25

(1)
Estimated solely for the purposes of calculating the amount of the filing fee. This amount is based on the product of (i) the offer price of $0.90 and (ii) 7,790,807, the estimated number of shares of Stratford common stock to be acquired in connection with the proposed transaction.

(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction valuation by .000107.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $750.25	Filing Party: Stratford American Corporation
Form or Registration No.: Schedule 14A	Date Filed: February 10, 2006, as amended March 27, 2006 and May 5, 2006

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder, by: (1) Stratford American Corporation, an Arizona corporation (“Stratford”), the issuer of the equity securities that are subject to the Rule 13e-3 transaction; (2) JDMD Investments, L.L.C., an Arizona limited liability company (“JDMD”); (3) Stratford Holdings Investment, L.L.C., an Arizona limited liability company and wholly-owned subsidiary of JDMD (“Stratford Holdings”); (4) Stratford Acquisition, L.L.C., an Arizona limited liability company and wholly-owned subsidiary of Stratford Holdings (“Stratford Acquisition” and together with JDMD and Stratford Holdings, the “Buyout Parties” and each a “Buyout Party”); and (5) each of KBKM Real Estate, LLC, an Arizona limited liability company and a member of JDMD, DCE Investments, LLC, an Arizona limited liability company and a member of JDMD, Mel L. Shultz and Beth Jane Shultz Revocable Trust, a member of JDMD, Dale M. Jensen, a member and manager of JDMD, Gerald Colangelo, a manager of JDMD, David H. Eaton, a manager of JDMD, and Mel L. Shultz, a manager of JDMD.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Schedule 13E-3. The Schedule 13E-3 relates to the Agreement and Plan of Merger dated January 31, 2006, as amended by the Amendment to Agreement and Plan of Merger dated April 20, 2006 (as amended, the “Merger Agreement”), each by and among Stratford, JDMD, Stratford Holdings and Stratford Acquisition which provides for, among other things, the merger of Stratford Acquisition with and into Stratford, with Stratford continuing as the surviving corporation (the “Merger”).

The information contained in the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 10, 2006 (the “Proxy Statement”), including all exhibits thereto, is incorporated in its entirety herein by this reference, and the responses to each Item of this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

Item 15. Additional Information.

Regulation M-A Item 1011

(b)	Other Material Information.

On May 30, 2006, at a special meeting of Stratford’s shareholders, the Merger Agreement and the Merger were approved and adopted by the holders of (a) a majority of the outstanding unaffiliated shares of Stratford’s common stock (those not owned, directly or indirectly, by the Buyout Parties), and (b) a majority of the outstanding shares of Stratford’s common stock.

On May 30, 2006, Stratford Holdings filed Articles of Merger and a Plan of Merger with the Arizona Corporation Commission pursuant to which the Merger was completed. The Merger became effective upon the filing, at which time each share of Stratford’s common stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive $0.90 in cash, without interest, other than shares held in the treasury of Stratford or owned by the Buyout Parties which were cancelled without payment thereon.

As a result of the Merger, Stratford’s common stock will be removed from quotation on the OTC Bulletin Board. Stratford expects to file a Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits.

Regulation M-A Item 1016

(a)(1)	Proxy Statement filed with the Securities and Exchange Commission on May 10, 2006 (incorporated by reference to the Proxy Statement filed by Stratford on May 10, 2006).

(a)(2)	Form of Proxy Card filed with the Securities and Exchange Commission with the Proxy Statement (incorporated by reference to the Proxy Statement filed by Stratford on May 10, 2006).

(a)(3)	Press release dated January 31, 2006 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by Stratford on February 1, 2006).

(a)(4)	Press release dated April 20, 2006 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by Stratford on April 20, 2006).

(a)(5)	Press release dated May 30, 2006 (incorporated by referenced to Exhibit 99.1 of Form 8-K filed by Stratford on May 30, 2006).

(b)	None.

(c)(1)	Stratford American Corporation, Revised December, 2004 Pricing, dated December 6, 2004, prepared by Meagher Oil and Gas Properties, Inc.

(c)(2)	Stratford American Corporation, Updated Production/Forecasts, Updated Well Additions (New Drills), Updated Pricing, effective date September 1, 2005, prepared by Meagher Oil and Gas Properties, Inc.

(c)(3)	Stratford American Corporation, Updated Production/Forecasts, Updated Well Additions (New Drills), Updated Pricing, effective date January 1, 2006, prepared by Meagher Oil and Gas Properties, Inc.

(d)
Agreement and Plan of Merger dated as of January 31, 2006, by and among Stratford American Corporation, Stratford Holdings Investment, L.L.C., Stratford Acquisition, L.L.C., and JDMD Investments, L.L.C., and Amendment to Agreement and Plan of Merger dated as of April 20, 2006, by and among Stratford American Corporation, Stratford Holdings Investment, L.L.C., Stratford Acquisition, L.L.C., and JDMD Investments, L.L.C. (incorporated by reference to Exhibit A of the Proxy Statement filed by Stratford on May 10, 2006).

(f)	Arizona Dissenters’ Rights Statutes (incorporated by reference to Exhibit B of the Proxy Statement filed by Stratford on May 10, 2006).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2006
COMPANY:

STRATFORD AMERICAN CORPORATION, an Arizona corporation

/s/ David H. Eaton

By: David H. Eaton Its: Chairman and Chief Executive Officer

BUYOUT PARTIES:

JDMD INVESTMENTS, L.L.C., an Arizona limited liability company

/s/ Mel L. Shultz

By: Mel L. Shultz Its: Manager

STRATFORD HOLDINGS INVESTMENT, L.L.C., an Arizona limited liability company

By:	JDMD INVESTMENTS, L.L.C., its Manager

/s/ Mel L. Shultz

By: Mel L. Shultz Its: Manager

STRATFORD ACQUISITION, L.L.C., an Arizona limited liability company

By:	JDMD INVESTMENTS, L.L.C., its Manager

/s/ Mel L. Shultz

By: Mel L. Shultz Its: Manager

KBKM REAL ESTATE, LLC, an Arizona limited liability company

By:	KBKM Management, Inc., its Manager

/s/ Gerald J. Colangelo

By: Gerald J. Colangelo Its: President

DCE INVESTMENTS, LLC, an Arizona limited liability company

By:	DCE Management Company, its Manager

/s/ David H. Eaton

By: David H. Eaton
Its: President

MEL L. SHULTZ AND BETH JANE SHULTZ REVOCABLE TRUST

/s/ Mel L. Shultz

By: Mel L. Shultz
Its: Trustee

/s/ Beth Jane Shultz

By: Beth Jane Shultz
Its: Trustee

/s/ Gerald J. Colangelo

Gerald J. Colangelo

/s/ David H. Eaton

David H. Eaton

/s/ Mel L. Shultz

Mel L. Shultz

/s/ Dale M. Jensen

Dale M. Jensen